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Exhibit 99.1.        Press Release regarding BNY Clearing Corp.

                              FOR IMMEDIATE RELEASE

                Belzberg Technologies provides BnY clearing corp.
             coorespondants with International trading connectivity

NEW YORK, March 4, 2002--Belzberg Technologies wants to clarify, for the record, that the contract mentioned in an earlier press release was actually signed between Belzberg Technologies and BNY Clearing Services LLC on September 17, 2001. Under terms of this agreement, BNY Clearing Services has the right to use Belzberg's trading technology to support its international clearing business.

Donald W. Wilson, COO of Belzberg, said, "We are pleased to be among the vendors that provide Bank of New York with state of the art trading technology. Although we expect that this agreement will have an impact on our transaction revenue, there is no guarantee that this will be the case."

About Belzberg Technologies Inc.

Belzberg Technologies provides the software and networks to enable seamless, direct-access routing and execution of trades for financial institutions in the United States, Canada, and Europe. The firm's client-base includes 110 leading U.S. and international brokerage houses and financial institutions such as Merrill Lynch, Weiss, Peck & Greer, State Street Brokerage, HSBC, and five major Canadian banks.

Additional information on Belzberg Technologies Inc. is available on the company's web site, www.belzberg.com.

Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products, prices and other factors.

                                      -33-

Belzberg Contact:

Donald Wilson, Chief Operating Officer
Phone: (416) 360-2572
E-mail: dwilson@belzberg.com